SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No. 3)*
Humanigen, Inc.
(Name of Issuer)
Common Stock, par value $0.001
(Title of Class of Securities)
444863 10 4
(CUSIP Number)
Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 11, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,996,710

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,996,710

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,996,710

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Master Fund Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

13,997,832

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

13,997,832

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

13,997,832

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.5%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Cheval Holdings, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

49,636,917

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

49,636,917

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

49,636,917

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%

14.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Black Horse Capital Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

55,633,627

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

55,633,627

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,633,627

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.8%

14.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Dale Chappell

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Malta

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

69,631,459

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

69,631,459

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

69,631,459

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

57.3%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (the “Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated in its entirety as follows:
A total of approximately $20,825,185 was paid to acquire the Shares reported as beneficially owned by the Reporting Persons. The funds used to purchase these securities were obtained from the general working capital of the Domestic Fund, the Offshore Fund and Cheval and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.
Item 4.	Purpose of Transaction.
Item 4 is hereby amended to add the following:
“As reported in the Issuer’s 2019 Annual Report on Form 10-K, holders of the Issuer’s outstanding convertible notes issued in 2018 and 2019, including Cheval, are entitled to convert the principal and unpaid interest on such notes into shares of common stock as a result of the Issuer’s completion of a “Non-Qualified Financing” as defined in such notes. On April 2, 2020, Cheval notified the Issuer of its exercise of such conversion rights under its 2018 convertible note.1 Pursuant to the exemption from registration afforded by Section 3(a)(9) under the Securities Act of 1933, the Issuer issued 1,583,333 shares to Cheval. Please see Item 5 herein for the Reporting Persons’ updated holdings.”
Item 5.	Interest in Securities of the Issuer.
Sub-clause (a) of Item 5 is hereby amended and restated in its entirety as follows:
“(a)            The aggregate percentage of Shares reported owned by each person named herein is based upon approximately 121,468,306 Shares outstanding as of April 6, 2020, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2020.
As of the date hereof, the Domestic Fund may be deemed to beneficially own 5,996,710 Shares, the Offshore Fund may be deemed to beneficially own 13,997,832 Shares and Cheval may be deemed to beneficially own 49,636,917 Shares, constituting approximately 4.9%, 11.5% and 40.9%, respectively, of the outstanding Shares.
BH Management, by virtue of its relationships with Domestic Fund and Cheval discussed in further detail in Item 2, may be deemed to beneficially own the 55,633,627 Shares beneficially owned by the Domestic Fund and Cheval, constituting approximately 45.8% of the outstanding Shares.
Mr. Chappell, by virtue of his relationships with the Domestic Fund, the Offshore Fund and Cheval discussed in further detail in Item 2, may be deemed to beneficially own the 69,631,459 Shares owned by each of the Domestic Fund, the Offshore Fund and Cheval, constituting approximately 57.3% of the outstanding Shares.”
Sub-clause (c) is hereby amended and restated in its entirety as follows:
“(c)            As described in further detail in Item 4 of Amendment No. 3, on April 2, 2020, the Issuer issued to Cheval 1,583,333 Shares with respect to Cheval’s conversion of its 2018 convertible note. There were no other transactions effected during the past 60 days by the Reporting Persons.”

1While the Issuer disclosed on its Current Report on 8-K filed with the Commission on April 6, 2020 that the 2018 and 2019 convertible notes first became convertible as of December 11, 2019, the Reporting Persons only became of their ability to convert in early April 2020.  Upon notice of their ability to convert, the Reporting Persons elected to do so and promptly filed this Amendment No. 3 in connection therewith.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	April 6, 2020
BLACK HORSE CAPITAL LP

By:	Black Horse Capital Management LLC General Partner

By:	/s/Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

BLACK HORSE CAPITAL MASTER FUND LTD.

By:	/s/Dale Chappell
	Name:	Dale Chappell
	Title:	Director

CHEVAL HOLDINGS, LTD.

By:	/s/Dale Chappell
	Name:	Dale Chappell
	Title:	Director

BLACK HORSE CAPITAL MANAGEMENT LLC

By:	/s/Dale Chappell
	Name:	Dale Chappell
	Title:	Managing Member

/s/Dale Chappell
DALE CHAPPELL